Exhibit 99.1

10 April 2024

Nexxen International Ltd.
(“Nexxen” or the “Company”)

 Nexxen Announces Full Repayment of Outstanding $100 Million Long-Term Debt

The Company now has $90 million undrawn on its Revolving Credit Facility

Nexxen International Ltd. (AIM/NASDAQ: NEXN) ("Nexxen" or the "Company"), a global, unified advertising technology platform with deep expertise in video and Connected TV (“CTV”), announces that on 9 April 2024, the Company repaid its outstanding indebtedness under the secured Term Loan A, and the outstanding amount under the Revolving Credit Facility (together the “Credit Agreement”), entered on 12 September 2022. The Company also amended the Credit Agreement to, among other things, enable the additional $50 million Ordinary Share repurchase program previously announced on 15 March 2024.

The Company’s payment to the Lenders under the Credit Agreement was approximately $100 million, which satisfied all of the Company’s debt obligations under the Term A Secured Loan, in the amount of $90 million, and the previously drawn down amount of approximately $10 million under the Revolving Credit Facility. The Company did not incur any early termination penalties as a result of the repayment of indebtedness. The Company continues to have access to the $90 million Revolving Credit Facility, of which $0 has been drawn as of the date hereof, following the Company’s repayment.

For more information about the Credit Agreement, investors can refer to Exhibit 4.6 to the Company’s Annual Report on Form 20-F filed with the SEC on March 7, 2023.

For further information please contact:

Nexxen International Ltd.
Billy Eckert, Vice President of Investor Relations
ir@nexxen.com

Caroline Smith, Vice President of Communications
csmith@nexxen.com

KCSA (U.S. Investor Relations)
David Hanover, Investor Relations
nexxenir@kcsa.com

Vigo Consulting (U.K. Financial PR & Investor Relations)
Jeremy Garcia / Peter Jacob / Aisling Fitzgerald
Tel: +44 20 7390 0230 or nexxen@vigoconsulting.com

Cavendish Capital Markets Limited
Jonny Franklin-Adams / Charlie Beeson / George Dollemore (Corporate Finance)
Tim Redfern / Harriet Ward (ECM)
Tel: +44 20 7220 0500

About Nexxen

Nexxen empowers advertisers, agencies, publishers and broadcasters around the world to utilize video and Connected TV in the ways that are most meaningful to them. Comprised of a demand-side platform (DSP), supply-side platform (SSP), ad server and data management platform (DMP), Nexxen delivers a flexible and unified technology stack with advanced and exclusive data at its core. Our robust capabilities span discovery, planning, activation, measurement and optimization – available individually or in combination – all designed to enable our partners to reach their goals, no matter how far-reaching or hyper niche they may be. For more information, visit www.nexxen.com.

Nexxen is headquartered in Israel and maintains offices throughout the United States, Canada, Europe and Asia-Pacific, and is traded on the London Stock Exchange (AIM: NEXN) and NASDAQ (NEXN).

Forward Looking Statements

This press release contains forward-looking statements, including forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities and Exchange Act of 1934, as amended. Forward-looking statements are identified by words such as “anticipates,” “believes,” “expects,” “intends,” “may,” “can,” “will,” “estimates,” and other similar expressions. However, these words are not the only way Nexxen identifies forward-looking statements. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including without limitation statements regarding the Company’s future access to its $90 million Revolving Credit Facility. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors that may cause Nexxen’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including, but not limited to, the following: negative global economic conditions; global conflicts and war, including the current terrorist attacks by Hamas, and the war and hostilities between Israel and Hamas and Israel and Hezbollah, and how those conditions may adversely impact Nexxen’s availability to draw upon its Revolving Credit Facility, and its business, customers, and the markets in which Nexxen competes. Nexxen cautions you not to place undue reliance on these forward-looking statements. For a more detailed discussion of these factors, and other factors that could cause actual results to vary materially, interested parties should review the risk factors listed in the Company’s most recent Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (www.sec.gov) on March 6, 2024. Any forward-looking statements made by Nexxen in this press release speak only as of the date of this press release, and Nexxen does not intend to update these forward-looking statements after the date of this press release, except as required by law.

Nexxen, and the Nexxen logo are trademarks of Nexxen International Ltd. in the United States and other countries. All other trademarks are the property of their respective owners. The use of the word “partner” or “partnership” in this press release does not mean a legal partner or legal partnership.